Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains a transcript from an interview which aired on CNBC on January 12, 2015. A link to a recording of the interview was included in the below email sent to Actavis employees.

Date:	January 13, 2015
To:	All Employees
Re:	Actavis Featured on CNBC

Yesterday, Brent Saunders, CEO & President, appeared on CNBC and discussed our Company’s recent successes and growth, commitment to long-term customer and shareholder value, and proposed combination with Allergan.

The televised interview was broadcast live from the 33rd Annual J.P. Morgan Healthcare Conference in San Francisco, California, and is available for your viewing HERE.

FROM THE CNBC INTERVIEW

http://video.cnbc.com/gallery/?video=3000345728

January 12, 2015 ǀ 12:38 p.m. ET

Interviewer:	You have been called the Chuck Norris of Pharma M&A by Matt Herper and Forbes. You have done almost a hundred billion dollars worth of deals in the last year and a half.

Brent Saunders:	That’s about right.

Interviewer:	So, tell us about the environment right now for deal-making and how you’re integrating Allergan into your business.

Brent Saunders:	Sure, so it is an interesting time to do deal-making because cost of capital is so low and money is readily available particularly for high-quality credit-rated companies. But I think the issue is you have to be careful of when you do it. We’ve been acquisitive but we’re not really a roll-up and the idea of being acquisitive is a fair label for us. But we’ve been out there looking to further our strategy around growth. And so most of the deals we do are either, in fact all the deals we do, are either accretive to the top line sales number or accretive to our pipeline. And that’s really how we look at it. So each deal has to stand strategically on its own merit and the financial metrics have to be very compelling.

Interviewer:	Well tell us about that because a lot of folks are saying maybe Actavis is a roll-up and you snatched Allergan out of the clutches of Valeant, which gets labeled a roll-up as well. So what are you looking for in terms of growth and in terms of research and development? How do you approach that?

Brent Saunders:	So, look, we did, we were a white-knight for Allergan. We weren’t out trying to acquire Allergan or do that transformational deal because we really are focused on organic growth and growing our business through our own pipeline, through our own R&D. The combined company of Actavis and Allergan are going to have about twenty-five plus late-phase programs. All of our models, all of our guidance, all of our expectations and strategy focus solely on organic growth. We don’t build any M&A into our further plans or in models. Now we will do future M&A, I’m sure, but on a standalone basis, we have no pressure because all of our plans and all of our guidance and all of this growth that we have is being driven all organically.

Activists are here to stay. Obviously, I’ve had a very positive experience with Carl Icahn and have a new but positive experience with Bill Ackman. And I think that there’s some good that comes along with having that pressure out there. It’s forcing companies to manage their balance sheet more appropriately, to stay on their toes, to keep management sharp, and so I think we have to be mindful that they’re out there, they’re going to continue to push and the one balance I would offer is that we have to be careful not to sacrifice the long-term for the short-term. And so if we can find a way to balance making sure we’re satisfying our shareholders short-term while building growth and value for the long-term, then all of this I think works together.

END

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and

Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Allergan that also constitutes a preliminary prospectus of Actavis. The registration statement is not complete and will be further amended. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.